020-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421 Fax (31) 45 574...
Internet: w...
E-mail : m...





01E 10015063 Heerlen (NL), 7 January 2010

DSM acquires full ownership of NPC PA6 polymer facility

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, and Shaw Industries Group, Inc. announce today that DSM has acquired full control of the PA6 polymerization facility of Nylon Polymer Company LLC (NPC) in Augusta (Georgia, United States). Shaw Industries and DSM Chemicals North America were previously joint venture partners in NPC.

As a result of the transaction, which has been closed, NPC is fully integrated into DSM Engineering Plastics' activities as of 1 January 2010. Financial details and terms of the transaction will not be disclosed.

For DSM Engineering Plastics the acquisition of the full ownership of the PA6 polymerization facility is an important step in its strategy to increase its geographical footprint, including expansion into South America. It also allows the company full integration in the PA6 chain, including caprolactam, polymer and compounded products, in North America, supporting its strong commitment to key customers in the Americas. Last year, DSM opened its first PA6 polymerization plant in China, making it the only company to produce the entire PA6 chain in China.

Koen Devits, President of DSM Engineering Plastics Americas, says: *"This acquisition represents a major expansion of our polymerization capabilities in the Americas. It helps us to fully exploit our strong backward integration at the Augusta site, where DSM also produces caprolactam, a key raw material for Akulon®. The acquisition is also needed to support the additional sales opportunities we have generated, especially in the automotive, furniture and packaging industries, and it illustrates DSM's strong commitment to the Americas market."*

Richard Pieters, Global Business Director Akulon® PA6, comments: *"We are very excited about this acquisition as it will further reinforce our commitment to global customers who want local supply and global support. North America will remain a key specification and innovation area for DSM Engineering Plastics."*

Akulon® Polyamide 6 (PA6) is a thermoplastic with outstanding mechanical properties over a wide temperature range used in various everyday applications such as automotive, luggage, sports, electronics, packaging films, lighting and furniture. Caprolactam, produced by DSM Fibre Intermediates, is the raw material for PA6, which gives DSM a unique position as an integrated producer of the material. As a replacement of metal in various applications, Akulon® PA6 can offer weight reduction to for instance the automotive industry, resulting in lower CO2 emissions.

About Shaw Industries

Shaw Industries Group, Inc., a subsidiary of Berkshire Hathaway, Inc., is the world's largest carpet manufacturer and a leading floor covering provider with more than USD 5 billion in annual sales and approximately 26,000 associates. Headquartered in Dalton, Ga., the company manufactures and distributes carpeting, rugs, hardwood, laminate and ceramic tile for residential

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and commercial applications worldwide. A recognized leader in environmental stewardship, Shaw has implemented hundreds of sustainability initiatives and cradle-to-cradle design solutions, collectively termed the Shaw Green Edge. For more information, visit www.shawfloors.com

DSM Engineering Plastics
DSM Engineering Plastics is one of the world's leading suppliers of quality engineering thermoplastics providing customer value through sustainable solutions that reflect the DSM People, Planet and Profit strategy. DSM Engineering Plastics delivers innovative opportunities for customers who design or produce electrical applications, electronic equipment, cars, barrier packaging films as well as many mechanical and extrusion applications. These markets are served with a broad portfolio of high-performance materials including Akulon® 6 and 66 polyamides, Arnitel® TPC, Arnite® PBT and PET polyesters, Yparex® extrudable adhesive resins, and Stanyl® high heat 46 polyamides. Most recently, DSM Engineering Plastics introduced the first new polymer of the 21st century: Stanyl® ForTii™. DSM Engineering Plastics had sales in 2008 of EUR 761 million with 1500 employees worldwide. More on: www.dsmep.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 10 4590275
e-mail investor.relations@dsm.com

820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com



02E

Heerlen (NL), 7 January 2010

DSM invests in green chemistry company Segetis, Inc.

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announces that it has made an equity investment in US-based green chemistry company Segetis, Inc. Financial details of the investment will not be disclosed.

Segetis, Inc., based in Golden Valley (Minnesota, United States), has developed renewable chemistry which enables the use of non-food agricultural and forestry feedstock for production of sustainable materials. The company produces versatile, cost-effective chemical building blocks (monomers) called levulinic ketals which can be used to make new classes of chemicals and plastics with improved health and environmental footprint as well as novel performance attributes.

In February 2009 Segetis, Inc. opened a semi-works production facility in Minnesota. At its full capacity, the facility produces up to 250,000 pounds per year of chemical and chemical building blocks sourced from renewable resources.

DSM Venturing joins Khosla Ventures and the Malaysian Life Sciences Capital Fund (managed by Burrill & Company) in this financing round. The investment supports DSM's ambitions to develop bio-based performance materials to meet customers' growing needs for improved performance and environmental benefits at competitive costs.

Furthermore, the investment is in line in with DSM's increased focus on exploiting synergy between its Life Sciences and Material Sciences activities. The investment in Segetis, Inc. brings DSM Venturing's portfolio of current, direct investments to a total of 15.

Babette Pettersen, Vice President New Business Development for DSM's Performance Materials Cluster comments: "*Segetis' technology platform perfectly fits our vision to increase functionality of materials through sustainable chemistry. We look forward to combining the knowledge of both companies to develop bio performance materials that offer both novel functionality and reduced carbon footprint.*"

About Segetis, Inc.
Segetis, Inc., a technology-enabled green chemistry company, produces versatile, cost-effective chemical building blocks, called levulinic ketal monomers that harness the power and reliability of renewable agricultural and forestry resources. These proprietary monomers are backed by a strong intellectual asset portfolio built on filed composition of matter patents and a management team that leverages over 150 years experience in new material and renewable technology commercialization. Segetis uses these bio-based monomers to make chemicals and plastics that address multiple billion dollar markets, transforming the chemical industry by offering unique material properties, cost effective economics and a dramatically improved health and environmental footprint. More information: www.segetis.com

About DSM Venturing
DSM Venturing is an active investor in start-up companies, which create innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM Venturing's mission is to explore emerging markets and technologies in order to support DSM's innovation and growth strategy. Besides financial support, DSM Venturing supports the start-up companies with DSM's knowledge, resources and networks in order to establish mutual benefits and learnings. To DSM, venturing is an integral part of DSM's open innovation approach, focused on teaming up with innovative players all over the world. More information: www.dsm-venturing.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 10 4590275
e-mail investor.relations@dsm.com